Exhibit 4
FOURTH SUPPLEMENTAL INDENTURE
AMONG
WILLBROS GROUP, INC., a Delaware Corporation
WILLBROS UNITED STATES HOLDINGS, INC., a Delaware Corporation
formerly known as Willbros USA, Inc.
AND
BOKF, NA dba BANK OF TEXAS
As Trustee
DATED AS OF SEPTEMBER 16, 2011
TO THE INDENTURE FOR
6.5% CONVERTIBLE SENIOR NOTES DUE 2012
DATED AS OF DECEMBER 23, 2005

FOURTH SUPPLEMENTAL INDENTURE
     FOURTH SUPPLEMENTAL INDENTURE, dated as of September 16, 2011 (the “Effective Date”), among Willbros Group, Inc., a Delaware corporation (the “Company”), Willbros United States Holdings, Inc., a Delaware corporation formerly known as Willbros USA, Inc. (the “Guarantor”), and BOKF, NA dba Bank of Texas (the “Trustee”), as successor in interest to The Bank of New York Mellon (formerly known as The Bank of New York).
     WHEREAS, Willbros Group, Inc., a Republic of Panama corporation (“Willbros Panama”), has heretofore executed and delivered to the Trustee an indenture, dated as of December 23, 2005, as supplemented by the First Supplemental Indenture thereto, dated as of November 2, 2007 (the “First Supplemental Indenture”), the Second Supplemental Indenture thereto, dated as of March 3, 2009 (the “Second Supplemental Indenture”), and the Third Supplemental Indenture thereto, dated as of July 1, 2010 (the “Third Supplemental Indenture,” and such indenture as so supplemented by the First Supplemental Indenture, the Second Supplemental Indenture and the Third Supplemental Indenture, the “Indenture”), pursuant to which Willbros Panama has duly issued 6.5% Convertible Senior Notes due 2012 (the “Notes”) in the aggregate principal amount of $84,500,000, of which $32,050,000 in aggregate principal amount of the Notes are outstanding as of the Effective Date; and
     WHEREAS, pursuant to the Agreement and Plan of Merger dated as of December 10, 2008 (the “Merger Agreement”) among the Company, Willbros Panama and Willbros Merger, Inc., a Delaware corporation and a wholly owned subsidiary of the Company (“Sub”), on March 3, 2009 Sub merged with and into Willbros Panama (the “Merger”), with Willbros Panama being the surviving corporation in the Merger, following which Willbros Panama became a direct, wholly owned subsidiary of the Company; and
     WHEREAS, pursuant to the Second Supplemental Indenture, the Company assumed all obligations of Willbros Panama under the Indenture and the Notes; and
     WHEREAS, the Company has received consents to certain amendments to the Indenture as described herein from Holders representing in excess of a majority in aggregate principal amount of the outstanding Notes as of the date hereof; and
     WHEREAS, pursuant to the first subparagraph of Section 11.2 of the Indenture, the Indenture may be amended with the consent or affirmative vote of the Holders of at least a majority of the principal amount of the Notes at that time outstanding so long as the amendment does not fall under subparagraphs (a) through (l) of Section 11.2; and
     WHEREAS, the amendment effected by this Fourth Supplemental Indenture does not fall under subparagraphs (a) through (l) of Section 11.2; and
     WHEREAS, pursuant to Section 11.7 of the Indenture, upon the execution of this Fourth Supplemental Indenture by the Company, the Guarantor and the Trustee, the Indenture shall be modified in accordance herewith, and this Fourth Supplemental Indenture shall form a part of the Indenture for all purposes and every Holder of the Notes shall be bound hereby.

     NOW, THEREFORE, the parties hereto agree as follows:
ARTICLE ONE
PROVISIONS OF GENERAL APPLICATION
     SECTION 1.01. Applicability of Amendments. This Fourth Supplemental Indenture with respect to the Notes is effective as of the Effective Date.
     SECTION 1.02. Definitions. All capitalized terms which are used herein and not otherwise defined herein are defined in the Indenture and are used herein with the same meanings as in the Indenture. If a capitalized term is defined in the Indenture and this Supplemental Indenture, the definition in this Supplemental Indenture shall apply to the Indenture and the Notes.
     SECTION 1.03. Provisions of the Indenture. Except insofar as herein otherwise expressly provided, all the definitions, provisions, terms and conditions of the Indenture shall remain in full force and effect. The Indenture as modified by this Fourth Supplemental Indenture is in all respects ratified and confirmed, and the Indenture and this Fourth Supplemental Indenture shall be read, taken and considered as one and the same instrument for all purposes and every Holder of Notes authenticated and delivered under the Indenture shall be bound hereby. The provisions of this Fourth Supplemental Indenture shall, subject to the terms hereof, supersede the provisions of the Indenture to the extent the Indenture is inconsistent herewith.
ARTICLE TWO
AMENDMENTS TO THE INDENTURE
     SECTION 2.01. Amendments to Section 1.1.
          The defined term “Consolidated EBITDA” is hereby deleted in its entirety and replaced with the following:
     "Consolidated EBITDA” means, for any period, without duplication, the sum of the following, in each case calculated for such period:
     (a) Consolidated Net Income, excluding the results of discontinued operations for such period (as determined in accordance with GAAP); plus
     (b) to the extent deducted in determining such Consolidated Net Income, (i) Consolidated Interest Expense, (ii) charges against income for foreign, federal, state, and local taxes, (iii) depreciation and amortization expense, (iv) other non-cash charges or losses (other than non-cash charges related to the SEC/DOJ Investigation), (v) extraordinary or non-recurring expenses or losses (other than any such expenses or losses arising from the accrual of the earnout liability related to the InfrastruX Merger), and (vi) amortization, write-off or write-down of debt discount, capitalized interest and debt issuance costs and commissions, discounts and other fees and charges associated with letters of credit or Indebtedness; minus
     (c) to the extent included in determining such Consolidated Net Income, (i) extraordinary or non-recurring gains and (ii) any non-cash gains arising from the reversal of the accrual of the earnout liability related to the InfrastruX Merger; minus (in case of a gain) or plus (in the case of a loss)
     (d) to the extent included (or deducted) in determining such Consolidated Net Income, any gains or losses on sales of assets of the Company or any of its Subsidiaries (other than in the ordinary course of business); minus
     (e) to the extent included in determining such Consolidated Net Income, the income of any Person (other than any wholly-owned Subsidiary of the Company) in which the Company or any wholly-owned Subsidiary owns any Equity Interests, except to the extent (i) such income is received by the Company or such wholly-owned Subsidiary in a cash distribution during such period or (ii) the payment of cash dividends or similar cash distributions by such Person to the Company or such wholly-owned Subsidiary on account of such ownership is not prohibited by any Governmental Authority or by the operation of the terms of the organizational documents of such Person or any agreement or other instrument binding on such Person; minus (in the case of a gain) or plus (in the case of a loss)
     (f) to the extent included (or deducted) in determining such Consolidated Net Income, non-cash gains (other than gains resulting from derivatives to the extent the amount of commodities hedged with such derivatives exceeds the Company’s and its Subsidiaries’ commodities sold) and losses as a result of changes in the fair value of derivatives; minus
     (g) cash payments made during such period in respect of non-cash charges added back in determining Consolidated EBITDA (including any such non-cash charges arising from the accrual of the earnout liability related to the InfrastruX Merger) for any previous period; plus
     (h) to the extent deducted in determining such Consolidated Net Income, fees and expenses in an aggregate amount not to exceed $20,000,000 relating to the InfrastruX Merger, the Refinancing Transactions and the transactions contemplated thereby; plus (in the case of a loss) or minus (in the case of a gain)
     (i) to the extent included (or deducted) in determining such Consolidated Net Income, gain or loss arising from early extinguishment of Indebtedness or obligations under any Hedging Arrangement; plus
     (j) to the extent deducted in determining such Consolidated Net Income, fees and expenses paid or payable in connection with any waiver or amendment of any Indebtedness; plus
     (k) to the extent deducted in determining such Consolidated Net Income, any premiums or similar fees paid or payable in connection with a prepayment of any Indebtedness; plus

     (l) to the extent deducted in determining such Consolidated Net Income, costs, expenses and charges relating to the independent compliance monitor retained as a result of the SEC/DOJ Investigation incurred on or prior to December 31, 2012, provided that the aggregate amount added pursuant to clauses (l) and (m) of this definition in any period of four consecutive fiscal quarters shall not exceed $5,000,000; plus
     (m) to the extent deducted in determining such Consolidated Net Income, costs, expenses and charges relating to the TransCanada Pipeline Arbitration incurred on or prior to December 31, 2012, provided that the aggregate amount added pursuant to clauses (l) and (m) of this definition in any period of four consecutive fiscal quarters shall not exceed $5,000,000.
For purposes of calculating Consolidated EBITDA for any period, if during such period the Company or any Subsidiary shall have consummated any Acquisition or any Asset Disposition the aggregate consideration paid or received in which by the Company and its Subsidiaries exceeded $25,000,000, Consolidated EBITDA for such period shall be calculated after giving pro forma effect thereto. All pro forma computations permitted to be made hereunder giving effect to any Acquisition or Asset Disposition (i) shall be calculated after giving pro forma effect thereto as if such transaction had occurred on the first day of the period of four consecutive fiscal quarters ending with the most recent fiscal quarter (and, to the extent applicable, to the historical earnings and cash flows associated with the assets acquired or disposed of and any related incurrence or reduction of Indebtedness, all in accordance with Article 11 of Regulation S-X under the Securities Act and (ii) in the case of any Acquisition may reflect pro forma adjustments for cost savings and synergies (net of continuing associated expenses) to the extent such cost savings and synergies are factually supportable and have been realized or are reasonably expected to be realized within 365 days following such Acquisition; provided that if any cost savings and synergies included in any pro forma calculations based on the expectation that such cost savings or synergies will be realized within 365 days following such Acquisition shall at any time cease to be reasonably expected to be so realized within such period, then on and after such time pro forma calculations required to be made hereunder shall not reflect such cost savings or synergies.
          The defined term “Consolidated Net Income” is hereby deleted in its entirety and replaced with the following:
     "Consolidated Net Income” means, for any period, the net income of the Company and its Subsidiaries calculated on a consolidated basis for such period in accordance with GAAP.
          The following new defined terms shall be inserted in the Indenture in their appropriate alphabetical order:
     "Acquisition” means any transaction, or any series of related transactions, by which the Company or any of its Subsidiaries (a) acquires any going business or all or substantially all of the assets of any corporation, partnership, limited liability company, or other entity, or a division thereof, whether through purchase of assets, merger or otherwise, or (b) acquires at least a majority (in number of votes) of the securities of a corporation which have ordinary voting power for the election of directors (other than securities having such power only by reason of the happening of a contingency) or a majority (by percentage or voting power) of the outstanding ownership interests of a partnership, limited liability company or other entity.
     “Asset Disposition” means any disposition, whether by sale, lease, license, transfer or otherwise, of any or all of the property of the Company or any of its Subsidiaries, other than (a) any sale or issuance of Equity Interests of any Subsidiary to the Company or any other Subsidiary, (b) dispositions of cash and cash equivalents in the ordinary course of business or for any purposes permitted under this Agreement, (c) sales of inventory in the ordinary course of business, (d) dispositions of assets which have become obsolete or, in the Company’s reasonable judgment, no longer used or useful in the business of the Company and its Subsidiaries, (e) dispositions of any governmental fueling facility, (f) leases and subleases of equipment in the ordinary course of business and (g) any loss, destruction or damage of such property, or any actual condemnation, seizure or taking, by exercise of eminent domain or otherwise, of such property, or any confiscation or requisition of the use of such property.
     “Consolidated Interest Expense” means, for any period, the interest expense of the Company and its Subsidiaries (excluding, to the extent otherwise included therein, (a) amortization, write-off or write-down of debt discount, capitalized interest and debt issuance costs and commissions, discounts and other fees and charges associated with Indebtedness and (b) non-cash gains (other than gains resulting from derivatives to the extent the amount of commodities hedged with such derivatives exceeds the Company’s and its Subsidiaries’ commodities sold) and losses as a result of changes in the fair value of derivatives) calculated on a consolidated basis in accordance with GAAP for such period.
     “Equity Interests” means shares of capital stock, partnership interests, membership interests in a limited liability company, beneficial interests in a trust or other equity interests in any Person, or any obligations convertible into or exchangeable for, or giving any person a right, option or warrant to acquire, such equity interests or such convertible or exchangeable obligations; provided that Equity Interests shall not include any Indebtedness (including any Securities or 2.75% Notes) that is convertible or exchangeable into Equity Interests of any Person.
     “Governmental Authority” means the government of the United States of America or any other nation, or of any political subdivision thereof, whether state or local, and any agency, authority, instrumentality, regulatory body, court, central bank, or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government (including any supra-national bodies such as the European Union or the European Central Bank).
     “Hedging Arrangement” means (a) any and all rate swap transactions, basis swaps, credit derivative transactions, forward rate transactions, commodity swaps, commodity options, forward commodity contracts, equity or equity index swaps or options, bond or bond price or bond index swaps or options or forward bond or forward bond price or forward bond index transactions, interest rate options, forward foreign exchange transactions, cap transactions, floor transactions, collar transactions, currency swap transactions, cross-currency rate swap transactions, currency options, spot contracts, or any other similar transactions or any combination of any of the foregoing (including any options to enter into any of the foregoing), whether or not any such transaction is governed by or subject to any master agreement, and (b) any and all transactions of any kind, and the related confirmations, which are subject to the terms and conditions of, or governed by, any form of master agreement published by the International Swaps and Derivatives Association, Inc., any International Foreign Exchange Master Agreement, or any other master agreement (any such master agreement, together with any related schedules, a “Master Agreement”), including any such obligations or liabilities under any Master Agreement.
     “InfrastruX Merger” means the acquisition by the Guarantor of all outstanding Equity Interests of InfrastruX Group, LLC, including the mergers contemplated by the InfrastruX merger agreement in connection therewith.
     “Refinancing Transactions” means the refinancing of all obligations under the (i) prior credit agreement dated as of November 20, 2007, as amended, among the Guarantor, the Company, certain Subsidiaries of the Company and the lenders party thereto and (ii) prior credit agreement dated as of November 3, 2006 among InfrastruX Group, LLC, its Subsidiaries and the lenders party thereto.
     “SEC/DOJ Investigation” means the investigation and related charges brought by the SEC and the U.S. Department of Justice against the Company and its Subsidiaries in connection with the alleged violations of the U.S. Foreign Corrupt Practices Act of 1977, the Securities Act and the Securities Exchange Act of 1934, as amended, resulting primarily from operations in Bolivia, Ecuador and Nigeria.
     “TransCanada Pipeline Arbitration” means matter no. 17247/VRO formerly pending in the International Court of Arbitration of the International Chamber of Commerce; WILLBROS CONSTRUCTION (US), LLC, Claimant/Counterclaim Respondent, and TRANSCANADA KEYSTONE PIPELINE, L.P., Respondent/Counterclaimant.
     SECTION 2.02. Amendments to Section 6.13.
     The first paragraph of Section 6.13 is hereby amended by replacing the number “4.00:1.00” with the following:
     “6.00:1.00 during the fiscal quarters ending September 30, 2011 and December 31, 2011, 5.50:1.00 during the fiscal quarter ending March 31, 2012, 3.75:1.00 during the fiscal quarter ending June 30, 2012 and 3.50:1.00 during the fiscal quarters ending September 30, 2012 and December 31, 2012”.
     The first paragraph of Section 6.13 is further amended by removing clause (i) from the sentence beginning “For the avoidance of doubt,”.

ARTICLE THREE
MISCELLANEOUS PROVISIONS
     SECTION 3.01. Integral Part. This Fourth Supplemental Indenture constitutes an integral part of the Indenture.
     SECTION 3.02. Trust Indenture Act Controls. If any provision of this Fourth Supplemental Indenture limits, qualifies or conflicts with another provision which is required to be included in this Fourth Supplemental Indenture by the TIA, the required provision shall control. If any provision of this Fourth Supplemental Indenture modifies any TIA provision that may be so modified, such TIA provision shall be deemed to apply to this Fourth Supplemental Indenture as so modified. If any provision of this Fourth Supplemental Indenture excludes any TIA provision that may be so excluded, such TIA provision shall be excluded from this Fourth Supplemental Indenture.
     SECTION 3.03. Governing Law. THIS FOURTH SUPPLEMENTAL INDENTURE SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK.
     SECTION 3.04. Severability. In case any provision in this Fourth Supplemental Indenture shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall, to the fullest extent permitted by applicable law, not in any way be affected or impaired thereby.
     SECTION 3.05. Counterpart Originals. The parties may sign any number of copies of this Fourth Supplemental Indenture. Each signed copy shall be an original, but all of them together represent the same agreement.
     SECTION 3.06. Successors. All agreements of the Company or the Guarantor in this Fourth Supplemental Indenture shall bind their respective successors. All agreements of the Trustee in this Fourth Supplemental Indenture shall bind its successors.
     SECTION 3.07. Headings. The headings of the Articles and Sections of this Fourth Supplemental Indenture have been inserted for convenience of reference only, are not to be considered a part hereof and shall in no way modify or restrict any of the terms or provisions hereof.
     SECTION 3.08. Benefit of Fourth Supplemental Indenture. Nothing in this Fourth Supplemental Indenture, express or implied, shall give to any Person, other than the parties hereto, any Registrar, any Paying Agent and their successors hereunder, and the Holders of Securities, any benefit or any legal or equitable right, remedy or claim under this Fourth Supplemental Indenture.

     SECTION 3.09. Acceptance by Trustee. The Trustee accepts the amendments to the Indenture effected by this Fourth Supplemental Indenture and agrees to execute the trusts created by the Indenture as hereby amended, but only upon the terms and conditions set forth in this Fourth Supplemental Indenture and the Indenture. Without limiting the generality of the foregoing, the Trustee assumes no responsibility for the correctness of the recitals contained herein, which shall be taken as the statements of the Company and the Guarantor and except as provided in the Indenture, the Trustee shall not be responsible or accountable in any way whatsoever for or with respect to the validity or execution or sufficiency of this Fourth Supplemental Indenture and the Trustee makes no representation with respect thereto. All rights, protections, privileges, indemnities and benefits granted or afforded to the Trustee under the TIA or the Indenture shall be deemed incorporated herein by this reference and shall be deemed applicable to all actions taken, suffered or omitted by the Trustee under this Fourth Supplemental Indenture.
[signatures on following page]

IN WITNESS WHEREOF, the parties hereto have caused this Fourth Supplemental Indenture to be duly executed and attested, all as of the date first written above.

WILLBROS GROUP, INC.

By: Name:	/s/ Van A. Welch Van A. Welch
Title:	Executive Vice President,
Chief Financial Officer and Treasurer

WILLBROS UNITED STATES
HOLDINGS, INC., as Guarantor

By: Name:	/s/ Van A. Welch Van A. Welch
Title:	Senior Vice President, Chief Financial Officer and Treasurer

BANK OF TEXAS, as Trustee
By:	/s/ Ronda L. Parman
	Name:	Ronda L. Parman
	Title:	Vice President